Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DFC GLOBAL CORP.

ARTICLE I

NAME

The name of the corporation shall be DFC Global Corp. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware shall be 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of the Corporation shall be to engage, promote and carry on any lawful acts or activities for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

AUTHORIZED CAPITAL STOCK

The Corporation shall be authorized to issue one class of stock to be designated Common Stock; the total number of shares which the Corporation shall have authority to issue is 100, and each such share shall have a par value of $0.01.

ARTICLE V

EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE VI

AMENDMENT OF CERTIFICATE OF INCORPORATION AND

BYLAWS

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of

Incorporation in its present form or as hereafter amended are granted subject to this reservation. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the bylaws of the Corporation so provide. The names of the individuals who are to serve as the directors of the Corporation are Bradley Boggess and Derrick Robicheaux. Mr. Boggess and Mr. Robicheaux will serve until the next election of directors or until their successors shall have been duly elected and qualified.

ARTICLE VIII

LIABILITY

To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, alteration or repeal of this Article VIII that adversely affects any right of a director shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Reference is made to the Agreement and Plan of Merger, dated as of April 1, 2014, among LSF8 Sterling Parent, LLC, LSF8 Sterling Merger Company, LLC and the Corporation (the “Merger Agreement”). All rights to indemnification, advancement of expenses and exculpation existing in favor of then current or former (in each case as of June 13, 2014) directors and officers of the Corporation as provided in the Corporation’s certificate of incorporation and bylaws as in effect on April 1, 2014 for acts or omissions occurring prior to June 13, 2014, survive the Merger (as defined in the Merger Agreement) and shall continue in full force and effect until the expiration of the applicable statute of limitations, in each case with respect to any claims against such director or officer arising out of such acts or omissions, except as otherwise required by applicable law.

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